UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

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                          For the Month of September 2004
                 Material Change Report dated September 13, 2004
                                  News Release

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                         (Commission File. No 0-20390).

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                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

        1630 WATERFRONT CENTRE, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6
        -----------------------------------------------------------------
             (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:         Form 20-F         40-F     X
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934:                                        Yes:            No:    X
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[GRAPHIC]

FOR IMMEDIATE RELEASE


         ID BIOMEDICAL WINS GOVERNMENT CONTRACT FOR MENINGITIS C VACCINE

                 - CONTRACT GUARANTEES $20 MILLION OF PURCHASES
                  WITH AN OPTION FOR AN ADDITIONAL $10 MILLION


VANCOUVER, BC - SEPTEMBER 13, 2004 - ID Biomedical Corporation (TSX: IDB;
NASDAQ: IDBE) announced today that it has been selected to supply meningitis C vaccine to the Canadian government over the next two years. The Canadian government has retained an option to purchase additional product from the Company in the third and final year of the contract. The total value of the contract, including the third year option, could total approximately $30 million to ID Biomedical. This contract was awarded by Public Works Canada on behalf of health ministries. The contract covers all Canadian provinces and territories, with the exception of Quebec, which already has its own meningitis C vaccine distribution program. ID Biomedical expects to deliver approximately 1 million doses of NeisVac-C* vaccine, a meningitis C conjugate vaccine, over the first two years of the contract.

"ID Biomedical is committed to participate in this federal and provincial governmental public health effort to immunize children against meningitis C. We have been chosen as the main supplier of the Canadian government and are very proud to offer the only two-dose infant regimen meningitis C vaccine available in Canada," said Staph Bakali, Chief Operating Officer.

"This two-dose regimen is an improvement over the standard three-dose regimen and ensures increased patient compliance and better outcomes because of the shortened dosing schedule. It further provides convenience and efficiency for healthcare practitioners responsible for administering the vaccine to infants. This represents good progress in the fight against meningitis C in Canada," added Mr. Bakali.

ABOUT NEISVAC-C

NeisVac-C (meningococcal group C - tetanus toxoid conjugate vaccine) was first approved for commercialization in Canada in January 2002 as a three-dose regimen. On May 5, 2004, ID Biomedical received the approval from Health Canada of a new NeisVac-C two-dose regimen for infants aged two to twelve months. NeisVac-C is the only two-dose regimen meningitis C vaccine available in Canada.

                                                                           ...2

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                                                                              2.

Based on an innovative technology discovered by the National Research Council of Canada (NRC), NeisVac-C vaccine represents NRC's first vaccine technology to be approved for marketing in this country. ID Biomedical has obtained exclusive rights from the NRC on the product as well as entered into a Distribution Agreement with Baxter Healthcare Corporation, developer of the vaccine, for the Canadian distribution of NeisVac-C vaccine.

NeisVac-C vaccine has been shown to be highly immunogenic in infants, children, adolescents and adults against serogroup C NEISSERIA MENINGITIDIS. It also confers immunologic memory (long-term protection) in all age groups, including infants and toddlers, who are the hardest hit by this disease. In addition, NeisVac-C vaccine offers an excellent safety profile among people of all ages as well as ease of administration. This vaccine comes in a liquid formulation provided in pre-filled syringes to facilitate administration and to reduce the time required by health-care centers to vaccinate patients.

NeisVac-C vaccine is indicated for the active immunization of children from two months of age and older as well as adolescents and adults for the prevention of invasive disease caused by NEISSERIA MENINGITIDIS serogroup C. NeisVac-C vaccine has already been approved in 20 countries worldwide where it is marketed by Baxter.

ABOUT MENINGITIS C

Bacterial Meningitis C is a serious infectious disease, fatal in approximately 10% of cases. Furthermore, 15% to 20% of survivors are left with permanent disabilities such as deafness and mental retardation. Meningitis C has been appearing in sporadic endemics in several Canadian provinces since 2000.

ABOUT ID BIOMEDICAL

On September 9, 2004, ID Biomedical completed the transaction by which it acquired the Shire Biologics assets.

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products. It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States. The Company employs nearly 450 employees, of which more than 300 are located in Canada. ID Biomedical is dedicated to becoming a worldwide premier vaccine company with significant marketed products and an extensive pipeline in both clinical and preclinical development.

ID Biomedical has a leading position in the Canadian influenza market. It has received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event. It also currently supplies over 75% of influenza vaccine to the Canadian public market.
                                                                            ...3

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                                                                              3.

For further information on ID Biomedical, please visit the Company's website at www.idbiomedical.com.
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*NeisVac-C is a trademark of Baxter International Inc. and is used under license.

The information in this news release contains so-called "forward-looking" statements. These include statements regarding ID Biomedical's expectations and plans relating to the integration of the vaccine business acquired from Shire, statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes", and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company's ability to successfully integrate the Shire vaccine business; (ii) the company's ability to successfully complete preclinical and clinical development of its products; (iii) the company's ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the company's revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing;
(vi) the company's ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company's filings with the Securities and Exchange Commission. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.


                                     - 30 -


For further information, please contact:

INVESTOR RELATIONS                  Dean Linden
                                    (604) 431-9314
                                    dlinden@idbimedical.com

MEDIA                               Michele Roy
                                    (450) 978-6238
                                    mroy@idbiomedical.com

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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 ID Biomedical Corporation


                                 By:  /s/ Anthony F. Holler
                                    --------------------------------------------
                                    Anthony F. Holler, Chief Executive Officer

Date: September 13, 2004